NO ACT

PE
11-12-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09013114

Received SEC
DEC 18 2009
Washington, DC 20549

December 18, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/18/09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated November 12, 2009

Dear Mr. Mueller:

This is in response to your letter dated November 12, 2009 concerning the shareholder proposal submitted to GE by Dr. James Ronald Wilson, Jr., M.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: James Ronald Wilson, Jr., M.D.
2 Glenville Road
Greenwich, CT 06831

December 18, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated November 12, 2009

The proposal would require GE to dispose of its fleet of corporate jets.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations. In this regard, we note that the proposal relates to the disposition of assets not related to GE's core products or services. Proposals that concern the disposition of assets not related to a company's core products or services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

November 12, 2009

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of James Ronald Wilson, Jr.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareowners (collectively, the "2010 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from James Ronald Wilson, Jr. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company "rid itself of its fleet of company jet planes and have its employees use modern telecommunication equipment for business conferences or, when absolutely necessary, fly on commercial or charter jets." A copy of the Proposal is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with the disposition of assets not related to the Company's core products or services.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With The Disposition Of Non-Core Assets.

The Proposal is virtually identical to a proposal submitted by the Proponent in 2007, which the Staff concurred could be excluded under Rule 14a-8(i)(7). *See General Electric Co.* (avail. Jan. 22, 2007) (the "2007 Proposal"). Rule 14a-8(i)(7) permits a company to omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission stated that the other consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Because the Proposal seeks a shareowner vote on the ordinary business decision of whether to dispose of certain non-core assets, it falls squarely within the scope of shareowner proposals that are intended to be excludable under Rule 14a-8(i)(7).

The Proposal seeks to micro-manage the Company's management of ordinary business operations because it calls for the Company to dispose of a nominal amount of its assets, a non-extraordinary business transaction. To determine what is considered an ordinary business operation, the Staff has looked to the law of the issuer's state of incorporation. *See* Hearing Before the Subcommittee on Securities of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess., Part 1 at 118 (Mar. 5, 1957) (Report of the Securities and Exchange Commission in Response to Questions Raised by Senator Herbert H. Lehman in his Letter of July 10, 1956). Under the New York Business Corporation Law, which is applicable because the Company is incorporated in the state of New York, extraordinary transactions requiring shareowner approval are those involving the "sale, lease, exchange or other disposition of all or substantially all the assets of a corporation." N.Y. Bus. Corp. Law § 909 (McKinney 2006). The Proponent does not recommend such a transaction, but instead requests that the Company dispose of non-core business assets that the Company has informed us represent significantly less than 1.0% of the Company's approximately $798 billion in total assets as of December 31, 2008. The Proposal would not be considered the sale of "all or substantially all" of the assets of the Company, and would thus not be considered an extraordinary transaction under New York law. Accordingly, the Proposal does not relate to the type of matters that shareowners would have a right to vote upon under state law, but instead relates to ordinary business matters.

The Staff has consistently concurred that shareowner proposals concerning the disposition of assets in a non-extraordinary transaction relate to a company's ordinary business operations. As noted above, in 2007 the Staff concurred in the exclusion of a virtually identical proposal submitted by the Proponent to the Company. In *General Electric Co.* (avail. Jan 22, 2007), the Staff concurred that the Company could exclude the 2007 Proposal requesting that the Company "dispose of its fleet of corporate jets and set an example for the rest of Corporate America." In its no-action letter, the Staff noted that the 2007 Proposal was excludable because it related to the Company's ordinary business operations, "(i.e., disposition of assets not related to GE's core products or services)." In addition, in *National Technical Systems, Inc.* (avail. Mar. 20, 2006), the Staff concurred that a proposal requesting an independent assessment to determine the best use of company-owned real estate larger than one acre related to the company's ordinary business operations—the retention or disposition of certain company assets. Likewise, in *Associated Estates Realty Corp.* (avail. Mar. 23, 2000), the Staff concurred that the company could exclude a proposal concerning among other things, the adoption of a plan to "maximize shareowner value" through several means, including "the disposition of non-core business and assets" under Rule 14a-8(i)(7). *See also Reader's Digest Association, Inc.* (avail. Aug. 18, 1998) (concurring that a proposal "to retain an independent investment-banking firm to evaluate the options for reorganization or divestment of any or all company assets as well as any strategic acquisitions" was excludable under Rule 14a-8(i)(7) because it related in part to a non-extraordinary transaction).

In several other letters, the Staff has concurred that shareowner proposals relating to the disposition of non-core business assets are excludable under Rule 14a-8(i)(7). For example, in *McDonald's Corp.* (avail. Mar. 15, 1991), the Staff concurred under Rule 14a-8(i)(7) that the company could exclude a proposal requesting that the company sell as much of its real property that is leased to franchisees as possible. *See also BankAmerica Corp.* (avail. Feb. 10, 1997) (concurring that a proposal requesting that the company "retain an independent investment banking firm . . . to evaluate the options for divestment of the company's assets," identified in the supporting statement as "excess liquid assets" and "non-core underperforming assets," was excludable because it focused on "non-extraordinary transactions involving the company's assets").

As with each of the proposals discussed above, the Proposal seeks to micro-manage the conduct of the Company's ordinary business operations, which is committed to the discretion of the Board of Directors under state law. The determination whether to buy or sell a specific non-core asset is one that should be made by the Company's Board of Directors and management, not the Company's shareowners. Accordingly, as with the 2007 Proposal, the Proposal is excludable under Rule 14a-8(i)(7) because the proposed divestiture does not address an extraordinary corporate transaction, but instead calls for the sale of a specific type of Company asset and addresses a type of transaction routinely handled by management in the ordinary course of conducting the Company's business.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller/EAI

Ronald O. Mueller

ROM/smr
Enclosures

cc: Craig T. Beazer, General Electric Company
James Ronald Wilson, Jr.

100703869_2.DOC

GIBSON, DUNN & CRUTCHER LLP

Exhibit A

JAMES RONALD WILSON, JR., M.D., F.A.C.S., ~~P.C.~~
OPHTHALMOLOGY
2 GLENVILLE ROAD
GREENWICH, CONNECTICUT 06831
TELEPHONE 203 - 661-~~4444~~ 4449

RECEIVE
MAR 23 2009
B. B. DENNISTON I

3/20/09

Dear Mr Denniston,

As a GE shareholder I should like to propose the following resolution for the 2010 proxy statement. I presently own 1300 shares of GE stock; I have been a stockholder for more than 20 years.

Resolved, that GE, the so-called "Ecomagination" company, rid itself of its fleet of company jet planes and have its employees use modern telecommunication equipment for business conferences or, when absolutely necessary, fly on commercial or charter jets.

The cost of company jet planes, including crew, maintenance, storage, fuel, insurance, is exorbitant. In addition, flying one or several employees hundreds or thousands of miles for business meetings is an especially onerous waste of fuel when the flight involves a private plane.

To save money and to set a good example for other corporations that maintain private jet fleets GE should dispose of its fleet of private jets.

Sincerely yours,

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